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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q  |_| Form N-SAR

For Period Ended: September 30, 2002
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:__________________

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Read Instructions (on back page) Before Preparing Form. Please Print or Type
================================================================================
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AirGate PCS, Inc.
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Full Name of Registrant


Former Name if Applicable

Harris Tower, 233 Peachtree St. NE, Suite 1700
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Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30303
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 (b)|X| The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AirGate PCS, Inc. ("AirGate") is unable to timely file its Annual Report on Form 10-K without unreasonable effort or expense because AirGate and its independent auditors, KPMG LLP, require additional time to allow AirGate and KPMG to complete a review of balances owed to AirGate by Sprint and AirGate's subscriber accounts receivable balances, and to address other matters that may arise, including the impact, if any, of potential adjustments from this review on prior periods. This delay is also necessary to permit KPMG to complete their audit. The completion of the audit, including KPMG's evaluation of AirGate's business plans and related matters and the effect of a bankruptcy filing by iPCS, Inc., a separate and unrestricted subsidiary of AirGate, for AirGate, is necessary to determine the consequences, if any, on KPMG's audit opinion.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   Barbara L. Blackford            (404)                525-7272
  ----------------------      --------------      --------------------
          (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When filed, AirGate's Annual Report on Form 10-K will report charges associated with the impairment of goodwill and tangible and intangible assets related to iPCS. These impairment charges are estimated to be $735 million for the year ended September 30, 2002. Included in these charges is a goodwill impairment of $261 million recorded by AirGate in the second fiscal quarter. In the fourth fiscal quarter, AirGate expects to report an impairment charge of tangible and intangible assets related to iPCS of approximately $474 million.

                                AirGate PCS, Inc.
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  December 30, 2002      By /s/ William H. Seippel
     --------------------    ---------------------------------
                             Title  William H. Seippel, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
================================================================================
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).
================================================================================

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.13(b) of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).